Spongetech Delivery Systems, Inc.
                                  1350 Broadway
                                    Suite 210
                            New York, New York 10018


July 8, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                           Re: Spongetech Delivery Systems, Inc.
                           Withdrawal of Registration Statement on Form SB-2 (File No. 333-100925)

Ladies/Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Act") Spongetech Delivery Systems, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-100925) initially filed with the Commission on November 1, 2002 and all exhibits filed thereto (the "Registration Statement"). The Registrant is withdrawing the registration statement because its board of directors has determined that the registration of its securities (as set forth in the registration statement) is not in its best interest or in the best interest of its stockholders.

     The Registrant requests that all unapplied fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Registrant.

     If you have any questions with respect to this letter, please phone Steven Moskowitz, President, at (718) 520-0186.



                               Sincerely,

                               Spongetech Delivery Systems, Inc.

                               By: /s/ Steven Moskowitz
                                   Steven Moskowitz,
                                   President